FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 3, 2005

Commission File Number: 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CNOOC Limited

TABLE OF CONTENTS

Item

1.	Press announcement dated 2 August 2005

Item 1

FOR IMMEDIATE RELEASE

CNOOC LIMITED TO WITHDRAW UNOCAL BID

Hong Kong, 2 August 2005 – CNOOC Limited (SEHK: 0883; NYSE: CEO) announces that it has withdrawn its offer for Unocal (NYSE: UCL).

We believe that the combination of CNOOC and Unocal would have created a strong and successful oil and gas company, focused on the fast growing Asian economy, to the benefit of our shareholders and the employees of both companies. We entered into the bidding process for Unocal in good faith, following procedures set out by Unocal.

CNOOC's fully financed offer to acquire all of Unocal's outstanding shares for cash at a price of $18.5 billion represents a premium of approximately $1 billion above Chevron’s current competing bid and clearly superior value for Unocal shareholders. We proposed and agreed to a variety of measures to provide further comfort to Unocal’s shareholders. In addition, recognizing that the transaction would be reviewed by CFIUS, pursuant to the United States Exon-Florio Act, CNOOC initiated a voluntary filing with CFIUS, and proactively committed to take actions with respect to Unocal's U.S. assets as necessary to satisfy CFIUS findings.

CNOOC has given active consideration to further improving the terms of its offer, and would have done so but for the political environment in the U.S. The unprecedented political opposition that followed the announcement of our proposed transaction, attempting to replace or amend the CFIUS process that has been successfully in operation for almost two decades, was regrettable and unjustified. This is especially the case in light of CNOOC’s purely commercial objectives and the extensive commitments that CNOOC was prepared to make to address any legitimate concerns U.S. officials may have had regarding our acquisition. This political environment has made it very difficult for us to accurately assess our chance of success, creating a level of uncertainty that presents an unacceptable risk to our ability to secure this transaction. Accordingly we are reluctantly abandoning our higher offer to the clear disadvantage of Unocal shareholders and employees.

We deeply appreciate the support we have had from shareholders in recent weeks, but feel it is no longer in their fundamental best interests that we pursue our bid in these circumstances. We maintain a disciplined and focused approach to our evaluation of opportunities to grow shareholder value and will continue to work closely with companies and countries around the world. To this end, we look forward to continuing our strategy and business plan and to growing our business for our shareholders.

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Contacts:

Investor	Xiao Zongwei
86 10 8452 1646
CNOOC Limited (Beijing)

Media

Hong Kong:	Tim Payne or Ray Bashford
852 3512 5000
Brunswick Group

Beijing:	Caroline Jinqing Cai
86 10 8580 5203
Brunswick Group

New York:	Steve Lipin or Michael Buckley
212 333 3810
Brunswick Group

Washington, D.C.:	Mark Palmer
202 419 3557
Public Strategies, Inc

Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group"), was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore crude producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Company owned net proved reserves of approximately 2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day. The Group had 2,524 employees and total assets of approximately RMB 94.1 billion.

Important Notice:

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: whether a transaction with Unocal will occur and the terms and conditions of any such transaction; the extent and timing of our ability to realize synergies from the transaction; the effect of the transaction on employees, customers and other persons that have a material commercial relationship with CNOOC Limited or Unocal and our ability to maximize the value of those relationships; the possibility that the anticipated benefits from the acquisition cannot be fully realized; the possibility that costs or difficulties related to the integration of Unocal operations will be greater than expected; the impact of competition; the parties' ability to obtain required regulatory and other approvals in connection with the transaction; and other risk factors relating to our industry as detailed from time to time in each of CNOOC Limited's and Unocal's reports filed with the SEC. In addition, future results could also differ materially from those expressed in the forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CNOOC Limited undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

Date:	August 3, 2005	By:	/s/ Cao Yunshi

			Name:	Cao Yunshi
			Title:	Company Secretary